Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (the Company)

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Canada

2.	Date of Material Change

November 14, 2013.

3.	News Release

A news release was issued on November 14, 2013 and was disseminated through the facilities of the Marketwired newswire service. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On November 14, 2013, the Company announced that it had filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the SEC) in connection with a proposed rights offering, in which all existing shareholders, subject to applicable law, may participate on an equal and proportional basis in purchasing additional common shares.

The Company also announced that it and Rio Tinto have agreed to extend the maturity dates of the Company’s $1.8 billion interim funding facility (the Interim Funding Facility) and new secured $600 million bridge facility (the New Bridge Facility) to no later than January 15, 2014 in order to allow for completion of the rights offering, the net proceeds from which will be used to repay these facilities and offering-related fees and expenses.

5.1	Full Description of Material Change

On November 14, 2013, the Company announced that, in light of the uncertainty relating to the timing of the availability of project financing and in accordance with the Company’s 2013 Memorandum of Agreement (the 2013 MOA) announced in August 2013, which was entered into with Rio Tinto in connection with the New Bridge Facility, it had filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the SEC in connection with a proposed rights offering, in which all existing shareholders, subject to applicable law, may participate on an equal and proportional basis in purchasing additional common shares.

The Company also announced that, in order to allow for completion of the rights offering, the Company and Rio Tinto have agreed to amend the 2013 MOA pursuant to an amending agreement dated as of November 14, 2013, to extend the latest date by which the rights offering must be completed to January 13, 2014 (although the Company has agreed to use reasonable commercial efforts to close the rights offering as soon as practicable) and, correspondingly, to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

The 2013 MOA, as amended, provides that, in the event that Oyu Tolgoi project financing funds are not available to repay the New Bridge Facility and the Interim Funding Facility by their respective maturity dates, being in each case the earlier of the second business day following the rights offering closing date and January 15, 2014, the Company would be obligated to launch a rights offering in order to repay both facilities. The Company has requested but has been unable to secure an extension of the New Bridge Facility and the Interim Funding Facility from Rio Tinto to coincide with the completion of the project financing or to implement alternative financing arrangements to allow it to repay the New Bridge Facility and the Interim Funding Facility by their respective maturity dates.

The Company is therefore obligated to conduct the rights offering to generate net proceeds sufficient to repay all amounts outstanding under the Interim Funding Facility and the New Bridge Facility and all offering-related fees and expenses, including the 3% standby commitment fee to Rio Tinto. In accordance with the 2013 MOA, as amended, Rio Tinto has provided a standby commitment pursuant to which Rio Tinto is required to acquire any of the Company’s common shares not taken up under the rights offering, subject to certain conditions. The definitive terms and size of the rights offering will be determined shortly before the filing of the final short form prospectus.

Shareholders who do not wish to exercise their rights to buy new common shares under the rights offering will have the option of selling the rights that they receive from the Company through the TSX, the NYSE or NASDAQ. Shareholders who do not exercise all of their rights will have their present ownership interests in the Company, as a percentage of the total outstanding common shares, reduced as a result of the rights offering.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business number of the officer of the Company through whom an executive officer who is knowledgeable of the material change and this report may be contacted is:

Allison Snetsinger

Assistant Corporate Secretary

Suite 354 – 200 Granville Street

Vancouver, British Columbia

V6C 1S4

Telephone: (604) 331-9876

9.	Date of Report

November 19, 2013.

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